UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 21, 2020	By	IsI Santosh Haldankar
Name: Santosh Haldankar
Title: Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated July 20, 2020 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating result of e-voting at Annual General Meeting and remote e-voting on Resolutions of HDFC Bank Limited.

Exhibit I

July 20, 2020

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Result of the e-voting at the 26th Annual General Meeting (AGM) and remote e-voting on resolutions of HDFC Bank Ltd (‘the Bank’)

We hereby submit the results of the e-voting at the 26th AGM of the Bank held on July 18, 2020 by Video Conference, as well as the results of the remote e-voting conducted for all resolutions as specified in the Notice of the 26th AGM dated June 20, 2020.

Date of the 26th AGM	July 18, 2020
Total no. of shareholders as on the record date	14,12,254
No. of shareholders who attended the meeting through video conferencing:
a) Promoters and Promoter Group	3
b) Public	596

All the resolutions at the AGM were passed with overwhelming majority. The Report of M/s. BN & Associates, Scrutinizers, is enclosed herewith.

This is for your information and appropriate dissemination.

Thanking you,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Senior Vice President – Legal & Company Secretary

Encl..: Voting Result.

HDFC BANK LTD - AGM Date 18th July, 2020

Date of the AGM	18th July, 2020
Total number of shareholders on record date	1412254
No. of Shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group:	-
Public:	-
No. of Shareholders attended the meeting through Video Conferencing
Promoters and Promoter Group:	3
Public:	596

Resolution required: (Ordinary/Special)	Ordinary (01) : To receive, consider and adopt the audited financial statements
(standalone) of the Bank for the financial year ended March 31, 2020 and the
			Reports of the Board of Directors and Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2295489462	86.379	2295489462	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2295489462	86.379	2295489462	0	100.000	0.000

Public - Non Institutions	E-Voting		44059488	2.641	44053150	6338	99.986	0.014
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44059488	2.641	44053150	6338	99.986	0.014

Total		5490278560	3504174784	63.825	3504168446	6338	100.000	0.000

Resolution required: (Ordinary/Special)			Ordinary (02) : To receive, consider and adopt the audited financial statements (consolidated) of the Bank for the financial year ended March 31, 2020 and the Report of the Auditors thereon.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2295489462	86.379	2295489462	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2295489462	86.379	2295489462	0	100.000	0.000

Public - Non Institutions	E-Voting		44066038	2.642	44059730	6308	99.986	0.014
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44066038	2.642	44059730	6308	99.986	0.014

Total		5490278560	3504181334	63.825	3504175026	6308	100.000	0.000

Resolution required: (Ordinary/Special)			Ordinary (03) : To confirm the Special Interim Dividend of Rs.5/- per equity share of erstwhile face value of Rs.2/- each fully paid-up, for the financial year 2019-20, approved by the Board of Directors and already paid to eligible shareholders.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO
Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2359512187	88.789	2359512187	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2359512187	88.789	2359512187	0	100.000	0.000

Public - Non Institutions	E-Voting		44064642	2.641	44056634	8008	99.982	0.018
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44064642	2.641	44056634	8008	99.982	0.018

Total		5490278560	3568202663	64.991	3568194655	8008	100.000	0.000

Resolution required: (Ordinary/Special)			Ordinary (04) : To appoint a director in place of Mr. Kaizad Bharucha (DIN 02490648), who retires by rotation and, being eligible, offers himself for re-appointment.

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2358139264	88.737	2349755699	8383565	99.644	0.356
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2358139264	88.737	2349755699	8383565	99.644	0.356

Public - Non Institutions	E-Voting		44060967	2.641	44045439	15528	99.965	0.035
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44060967	2.641	44045439	15528	99.965	0.035

Total		5490278560	3566826065	64.966	3558426972	8399093	99.765	0.235

Resolution required: (Ordinary/Special)			Ordinary (05) : To approve the fees / remuneration of the Statutory Auditors, M/s. MSKA & Associates, Chartered Accountants

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2359512187	88.789	2359512187	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2359512187	88.789	2359512187	0	100.000	0.000

Public - Non Institutions	E-Voting		44061287	2.641	44033340	27947	99.937	0.063
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44061287	2.641	44033340	27947	99.937	0.063

Total		5490278560	3568199308	64.991	3568171361	27947	99.999	0.001

Resolution required: (Ordinary/Special)			Ordinary (06) : To ratify the additional fees / remuneration to the Statutory Auditors, M/s. MSKA & Associates, Chartered Accountants

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2359512187	88.789	2359512187	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2359512187	88.789	2359512187	0	100.000	0.000

Public - Non Institutions	E-Voting		44059671	2.641	44013927	45744	99.896	0.104
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44059671	2.641	44013927	45744	99.896	0.104

Total		5490278560	3568197692	64.991	3568151948	45744	99.999	0.001

Resolution required: (Ordinary/Special)			Special (07) : To re-appoint Mr. Malay Patel (DIN 06876386) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2354273840	88.592	2348368174	5905666	99.749	0.251
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2354273840	88.592	2348368174	5905666	99.749	0.251

Public - Non Institutions	E-Voting		44062308	2.641	44030431	31877	99.928	0.072
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44062308	2.641	44030431	31877	99.928	0.072

Total		5490278560	3562961982	64.896	3557024439	5937543	99.833	0.167

Resolution required: (Ordinary/Special)			Ordinary (08) : To approve the re-appointment of Mr. Kaizad Bharucha (DIN 02490648) as an Executive Director

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2358139264	88.737	2350450733	7688531	99.674	0.326
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2358139264	88.737	2350450733	7688531	99.674	0.326

Public - Non Institutions	E-Voting		44062180	2.641	44043073	19107	99.957	0.043
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44062180	2.641	44043073	19107	99.957	0.043

Total		5490278560	3566827278	64.966	3559119640	7707638	99.784	0.216

Resolution required: (Ordinary/Special)			Ordinary (09) : To appoint Mrs. Renu Karnad (DIN 00008064) as a Non-Executive Director

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2304351904	86.713	1900403777	4.04E+08	82.470	17.530
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2304351904	86.713	1900403777	4.04E+08	82.470	17.530

Public - Non Institutions	E-Voting		43467890	2.606	43443506	24384	99.944	0.056
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	43467890	2.606	43443506	24384	99.944	0.056

Total		5490278560	3512445628	63.976	3108473117	4.04E+08	88.499	11.501

Resolution required: (Ordinary/Special)			Ordinary (10) : To ratify and approve the related party transactions with Housing Development Finance Corporation Limited

Whether promoter/ promoter group are interested in the agenda/resolution?			YES

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	0	0.000	0	0	0.000	0.000

Public - Institutions	E-Voting		2358550464	88.752	2357824063	726401	99.969	0.031
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2358550464	88.752	2357824063	726401	99.969	0.031

Public - Non Institutions	E-Voting		43468592	2.606	43445716	22876	99.947	0.053
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	43468592	2.606	43445716	22876	99.947	0.053

Total		5490278560	2402019056	43.750	2401269779	749277	99.969	0.031

Resolution required: (Ordinary/Special)			Ordinary (11) : To ratify and approve the related party transactions with HDB Financial Services Limited

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		0	0.000	0	0	0.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	0	0.000	0	0	0.000	0.000

Public - Institutions	E-Voting		2358550464	88.752	2357824063	726401	99.969	0.031
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2358550464	88.752	2357824063	726401	99.969	0.031

Public - Non Institutions	E-Voting		43462134	2.605	43438132	24002	99.945	0.055
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	43462134	2.605	43438132	24002	99.945	0.055

Total		5490278560	2402012598	43.750	2401262195	750403	99.969	0.031

The Resolution no 10 & 11 are for the approval of Related Party Transaction, the related parties were duly identified and were not allowed to vote in the favour of resolution. HDFC Investment Ltd and HDFC Holdings Ltd, though not related parties, but part of the promoter group of the Bank, had abstained from voting as a good govenance practise.

Resolution required: (Ordinary/Special)	Special (12) : To Issue Unsecured Perpetual Debt Instruments (part of
Additional Tier I capital), Tier II Capital Bonds and Long Term Bonds
(financing of infrastructure and affordable housing) on a private placement
			basis

Whether promoter/ promoter group are interested in the agenda/resolution?			NO

Category	Mode of Voting	No. of shares held	No. of Votes Polled	% of Votes Polled on outstanding Shares	No. of Votes - in Favour	No. of Votes - Against	% of Votes in favour on votes Polled	% of Votes against on votes Polled
		1	2	(3)={(2)/(1)}*100	4	5	(6)={(4)/(2)}*100	(7)={(5)/(2)}*100
Promoter and Promoter Group	E-Voting		1164625834	100.000	1164625834	0	100.000	0.000
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1164625834	1164625834	100.000	1164625834	0	100.000	0.000

Public - Institutions	E-Voting		2359600005	88.792	2358873604	726401	99.969	0.031
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	2657448352	2359600005	88.792	2358873604	726401	99.969	0.031

Public - Non Institutions	E-Voting		44057336	2.641	44040061	17275	99.961	0.039
	Poll		0	0.000	0	0	0.000	0.000
	Postal Ballot (If Applicable)		0	0.000	0	0	0.000	0.000

	Total	1668204374	44057336	2.641	44040061	17275	99.961	0.039

Total		5490278560	3568283175	64.993	3567539499	743676	99.979	0.021